SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HYDRIL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	95-2777268
(State of incorporation or organization)	(I.R.S. Employer I.D. No.)

3300 Sam Houston Parkway East Houston, Texas	77032-3411
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Preferred Stock	Nasdaq Stock Exchange, Inc.

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable

Hydril Company, a Delaware corporation (the “Company”), amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A (File No. 001-31296) filed with the Securities and Exchange Commission on April 9, 2002. The Company and Mellon Investor Services, LLC, a Delaware limited liability company, (the “Rights Agent”), have entered into an Amendment to Rights Agreement, dated as of February 11, 2007 (the “Amendment”), to the Rights Agreement, dated as of April 9, 2002 (the “Rights Agreement”), between the Company and the Rights Agent, in connection with the execution of the Agreement and Plan of Merger, dated as of February 11, 2007 (the “Merger Agreement”), by and among Tenaris S.A., Hokkaido Acquisition, Inc. and the Company. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Rights Agreement.

The Amendment provides that the announcement of the Merger (as such term is defined in the Merger Agreement), the execution and delivery of the Merger Agreement or that certain Voting and Support Agreement dated as of February 11, 2007 by and among Tenaris S.A. and certain stockholders of the Company (the “Voting Agreement”), the conversion of Common Shares (as such term is defined in Item 1 herein) into the right to receive the Per Share Merger Consideration (as such term is defined in the Merger Agreement), the consummation of the Merger (as such term is defined in the Merger Agreement) or any other transaction contemplated by the Merger Agreement or the Voting Agreement will not cause (i) any of Tenaris S.A., Hokkaido Acquisition, Inc. or any of their respective Subsidiaries, Affiliates or Associates to become an Acquiring Person or (ii) the occurrence of (A) a Distribution Date, (B) a Flip-In Event, (C) a Flip-Over Event or (D) a Stock Acquisition Date. The Amendment is filed as Exhibit 4.2 hereto and is incorporated herein by reference. The foregoing summary of the Amendment is qualified in its entirety by reference to the full text of such exhibit.

Item 1. Description of Registrant’s Securities to be Registered.

On April 9, 2002, the Board of Directors of Hydril Company (the “Company”) declared a dividend of one right (“Right”) for each outstanding share of the Company’s Common Stock, par value $.50 per share (“Common Stock”), and Class B Common Stock, par value $.50 per share (“Class B Common Stock” and, together with the Common Stock, the “Common Shares”) to stockholders of record at the Close of Business on April 12, 2002. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Fractional Share”) of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”), at a purchase price of $100 per Fractional Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of April 9, 2002 as it may from time to time be supplemented or amended (the “Rights Agreement”) between the Company and Mellon Investor Services LLC, as Rights Agent.

Initially, the Rights will be attached to all certificates representing outstanding shares of Common Stock and Class B Common Stock, and no separate certificates for the Rights (“Rights Certificates”) will be distributed. The Rights will separate from the Common Stock and Class B Common Stock and a “Distribution Date” will occur, with certain exceptions, upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of (a) 15% or more of the outstanding shares of Common Stock or (b) Common Shares that have the right to cast 15% or more of the votes that may be cast by all outstanding Common Shares for the election of directors of the Company (the date of the announcement being the “Stock Acquisition Date”), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s becoming an Acquiring Person. In certain circumstances, the Distribution Date may be deferred by the Board of Directors. Certain inadvertent acquisitions will not result in a person’s becoming an Acquiring Person. The Company, its subsidiaries, its employee benefit plans and related entities and certain persons enumerated in the Rights Agreement that currently hold in excess of 15% of the Company’s Class B Common Stock or are related to such holders of in excess of 15% of the Company’s Class B Common Stock are exempted from the definition of Acquiring Person. No other person or group of affiliated or associated persons that is the beneficial owner of (a) 15% or more of the outstanding shares of Common Stock or (b) Common Shares that have the right to cast 15% or more of the votes that may be cast by all outstanding Common Shares for the election of directors of the Company at the time of the adoption of the Rights Agreement, will become an Acquiring Person unless and until certain increases in such person’s beneficial ownership occur or are deemed to occur. Until the Distribution Date, (a) the Rights will be evidenced by the Common Share certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Share certificates, (b) new Common Share certificates issued after April 12, 2002 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Shares (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on April 9, 2012, unless earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Shares as of the Close of Business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights.

In the event (a “Flip-In Event”) that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

In the event (a “Flip-Over Event”) that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as “Triggering Events.”

The number of outstanding Rights associated with a Common Shares, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

At any time until the time a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

At any time after the occurrence of a Flip-In Event and prior to a person’s becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

On February 11, 2007, the Agreement and Plan of Merger, dated February 11, 2007 (the “Merger Agreement”), was entered into by Tenaris S.A., Hokkaido Acquisition, Inc. and the Company. Pursuant to the Merger Agreement, the Company agreed to amend the Rights Agreement. Pursuant to such amendment, and notwithstanding the preceding description, none of Tenaris S.A., Hokkaido Acquisition, Inc. or any of their respective Subsidiaries, Affiliates or Associates shall be deemed an Acquiring Person. Furthermore, none of a Distribution Date, a Flip-In Event, a Flip-Over Event or a Stock Acquisition Date shall be deemed to have occurred as a result of the announcement of the Merger (as such term is defined in the Merger Agreement), the execution and delivery of the Merger Agreement or that certain Voting and Support Agreement dated as of February 11, 2007 by and among Tenaris S.A. and certain stockholders of the Company (the “Voting Agreement”), the conversion of Common Shares into the right to receive the Per Share Merger Consideration (as such term is defined in the Merger Agreement), the consummation of the Merger (as such term is defined in the Merger Agreement) or any other transaction contemplated by the Merger Agreement or the Voting Agreement.

A copy of each of the Rights Agreement and the Amendment to Rights Agreement has been filed by the Company with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K. A copy of each of the Rights Agreement and the Amendment to Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment to Rights Agreement, which are incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
4.1	Rights Agreement dated as of April 9, 2002 between Hydril Company and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock Stock. (incorporated by reference to Exhibit 1 to the Company’s Form 8-K dated April 9, 2002).

4.2	Amendment to Rights Agreement, dated as of February 11, 2007, between Hydril Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on February 12, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HYDRIL COMPANY

Date: February 14, 2007	By:	/s/ Chris D. North
Chris D. North
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Rights Agreement dated as of April 9, 2002 between Hydril Company and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock Stock. (incorporated by reference to Exhibit 1 to the Company’s Form 8-K dated April 9, 2002).

4.2	Amendment to Rights Agreement, dated as of February 11, 2007, between Hydril Company and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on February 12, 2007).

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